UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42013

Junee Limited

(Translation of registrant’s name into English)

3791 Jalan Bukit Merah

#09-03 E-Centre @ Redhill

Singapore 159471
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Changes in the Company’s Certifying Accountant.

(a) Dismissal of Independent Registered Public Accounting Firm

On May 19, 2025, Junee Limited (the “Company”) dismissed CT International LLP (“CT”) as its independent registered public accounting firm. The decision to dismiss CT was approved and ratified by the board of directors of the Company (the “Board”) and the audit committee (the “Audit Committee”) on May 19, 2025.

The report of CT on our financial statements for the fiscal year ended June 30, 2024 contained no adverse opinion or disclaimer of opinion and was not modified.

CT was the Company’s independent registered public accounting firm from June 17, 2024 to May 19, 2025.

During the fiscal year ended June 30, 2024 and through May 19, 2025, we have had no disagreements with CT on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of CT, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such period.

During our fiscal year ended June 30, 2024 and through May 19, 2025, there have been no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the Securities and Exchange Commission (the “SEC”).

The Company has provided CT with a copy of this Current Report before the filing was made with the SEC. We have requested that CT provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements, and we received a letter from CT stating that it agrees with the above statements. A copy of such letter, dated as of May 21, 2025, is filed as Exhibit 16.1 to this report.

(b) Appointment of New Independent Registered Public Accounting Firm

On May 19, 2025, KD & Co. (“KD”) was appointed by the Audit Committee and the Board of Directors of the Company as the Company’s independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending June 30, 2025.

During the two most recent fiscal years and any subsequent interim periods through May 19, 2025, neither the Company nor someone on its behalf has consulted KD & Co. regarding:

(i)	Either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 3.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 16.1	Letter from CT International LLP dated on May 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2025	Junee Limited

	By:	/s/ Yu Chun Kit
	Name:	Yu Chun Kit
	Title:	Executive Director

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